UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-41540

Perfect Corp.

14F, No. 98 Minquan Road

Xindian District

New Taipei City 231

Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Perfect Corp. (the “Company”) informs its investors that it does not maintain any accounts or hold any deposits or securities at Silicon Valley Bank (“SVB”) or Credit Suisse Group AG (“Credit Suisse”), and it does not otherwise have any material banking relationship, or a direct or indirect affiliation, with SVB, any other U.S. regional banks, or Credit Suisse.

The information in this report on Form 6-K of the Company is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect Corp.
Date: March 20, 2023
/s/ Alice H. Chang
	Name:	Alice H. Chang
	Title:	Chief Executive Officer